FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp

Chief Executive Officer

(561) 616-3029

John Marino

President and Chief Financial Officer

(561) 616-3046

1st United Bancorp, Inc. Announces Increased Earnings for the three months ended March 31, 2013

Boca Raton, Fla. — April 19, 2013—(NASDAQ Global Select: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $1.6 million ($0.05 per share) for the three months ended March 31, 2013 as compared to net income of $780,000 ($0.03 per share) for the three months ended March 31, 2012.

Highlights for the three months ended March 31, 2013:

Financial Condition

  Total assets at March 31, 2013 were $1.56 billion, as compared to approximately $1.57 billion at December 31, 2012. During the quarter ended March 31, 2013, 1st United continued to redeploy excess liquidity by increasing total loans by $14.9 million and securities by $50.8 million.
  Total deposits at March 31, 2013 of $1.30 billion were consistent with total deposits at December 31, 2012. Non-interest bearing deposits were approximately 34% of total deposits at March 31, 2013 as compared to 33% of total deposits at December 31, 2012.
  Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio for 1st United at March 31, 2013 were 21.48%, 20.36% and 11.62%, respectively, and exceeded all regulatory requirements for “well capitalized.”

Asset Quality

  Total non-performing assets were $42.7 million (2.73% of total assets) at March 31, 2013 representing a $276,000 decrease as compared to the December 31, 2012 balance of $42.9 million (2.74% of total assets).
  Excluding assets covered by FDIC loss share agreements, non-performing assets were $18.8 million (1.20% of total assets) at March 31, 2013 as compared to $18.3 million (1.17% of total assets) at December 31, 2012

  Included in the $42.7 million in non-performing assets at March 31, 2013 was $23.9 million of assets covered under loss share agreements as compared to $24.6 million of assets covered under loss share agreements at December 31, 2012. Inclusive within this amount are approximately $1.8 million of assets under agreements to sell at no additional loss which we anticipate closing during the second quarter 2013.
  Classified assets (substandard and special mention) decreased by $17.9 million from $91.3 million at December 31, 2012 to $73.4 million at March 31, 2013. The decrease was due to resolutions, including sales, payoffs and transfers to other real estate owned, as well as credit upgrades of assets which have shown continued improvement.
  Loans past due greater than 30 days and less than 90 days at March 31, 2013 were $3.9 million, representing a $5.9 million decrease as compared to the December 31, 2012 balance of $9.8 million. Inclusive within the $9.8 million at December 31, 2012 was approximately $4.8 million in loans which were pending renewals which closed in early January 2013.

Operating Results

Net income of $1.6 million for the three months ended March 31, 2013 was impacted by:

  The net interest margin was 5.09% for the quarter ended March 31, 2013. The margin was positively impacted by increased cash flows of assets covered under loss share agreements which also included resolutions, including sales, payoffs and transfers to other real estate owned of $3.0 million or 91 basis points. Exclusive of this, 1st United’s margin would have been approximately 4.18%.
  The provision for loan losses was $650,000 for the quarter ended March 31, 2013.
  Net gains on sales of securities of $122,000 were realized for the quarter ended March 31, 2013.
  Net gains on sales of other real estate of $441,000 were realized for the quarter ended March 31, 2013, all of which related to assets covered under loss share agreements.
  A charge of approximately $3.1 million was recorded during the quarter related to the increased cash flows (which resulted in approximately $3.4 million of income during the quarter) on the resolution, including sales, payoffs and transfers to other real estate owned, of assets covered under FDIC loss sharing agreements, which included approximately $347,000 related to other real estate, which reduced the FDIC loss share receivable.
  Inclusive within non-interest expense were write-downs of $464,000 of other real estate owned to their fair values due to updated appraisals. Exclusive of these charges, non-interest expense decreased by approximately $181,000 during the quarter ended March 31, 2013 as compared to the quarter ended December 31, 2012, as 1st United continues to look for opportunities to increase efficiencies in its operations.

Management Comments:

“We are excited about our pending merger with Enterprise Bancorp, Inc. (“EBI”) and its wholly owned subsidiary Enterprise Bank. At December 31, 2012, EBI had total assets of $234.8 million, deposits of $171.4 million and total shareholders’ equity of $37.5 million and the merger is subject to regulatory and shareholder approval,” said Warren S. Orlando, Chairman. “This acquisition will grow our current $1.6 billion balance sheet and complement our 22 banking centers in Florida. Our continued strong capital base, liquidity and overall financial strength will continue to allow us the opportunity to continue to expand both organically as well as through potential acquisitions.”

“Our core earnings have improved to $1.6 million for the quarter ended March 31, 2013. Our margin continues to remain strong and is driven by our core deposits and low cost of funds. We currently have approximately 34% of our total deposits comprised of non-interest bearing deposits at March 31, 2013. Our loan portfolio increased during the quarter with originations and loan advances of $71.6 million. Our new loan pipeline remains strong moving into the second quarter and we continue to see increased loan production in each of the markets that we serve.” said Rudy E. Schupp, Chief Executive Officer.

“We are encouraged with the continued improvement in non-performing and classified assets during the quarter, with a reduction of $276,000 in non-performing assets and a reduction of $17.9 million in classified assets since December 31, 2012. We were pleased by the continued improvement in classified assets, though we continue to believe there will be fluctuations in this area until the overall market improves. We remain vigilant and will continue to monitor asset quality and act quickly to resolve problem assets as they are identified,” said John Marino, President and Chief Financial Officer.

For interested persons, 1st United will be hosting an investor call to review the quarterly results 10:00 a.m. Eastern Daylight Time on April 22, 2013. The number for the conference call is (800) 857-9849 (Passcode: 3183056). A replay of the conference call will be available beginning the evening of April 22, 2013 until May 5, 2013 by dialing (888) 566-0696 (domestic), using the passcode 5421.

About 1st United Bancorp, Inc.

1st United is a financial holding company headquartered in Boca Raton, Florida with executive offices and operations located in West Palm Beach, Florida. 1st United’s principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which now operates 22 branches, with 15 in Southeast Florida, including Brevard, Broward, Indian River, Miami-Dade, and Palm Beach Counties and 7 branches in Central Florida including Hillsborough, Orange, Pasco and Pinellas Counties. 1st United’s principal executive office and mailing address is One North Federal Highway, Boca Raton, FL 33432 and its telephone number is (561) 362-3431. 1st United’s stock is listed on the NASDAQ Global Select Market under the symbol “FUBC”.

Forward Looking Statements

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: our ability to comply with the terms of loss share agreements with the FDIC; legislative and regulatory changes, including the Dodd-Frank Wall Street Reform, Consumer Protection Act and Basel III, the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision and the FDIC receivable; our ability to integrate the business and operations of companies and banks that we have acquired, and those that we may acquire in the future; the failure to achieve expected gains, revenue growth, and/or expense savings from future acquisitions; the frequency and magnitude of foreclosure of our loans; the reduction in FDIC insurance on certain non-interest bearing accounts due to the expiration of the Transaction Account Guarantee program; increased competition and its effect on pricing including the impact on our net interest margin from repeal of regulation Q; our customers’ willingness to make timely payments on their loans; the effects of the health and soundness of other financial institutions, including the FDIC’s need to increase Deposit Insurance Fund assessments; changes in securities and real estate markets; changes in monetary and fiscal policies of the U.S. Government; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; our need and our ability to incur additional debt or equity financing; the effects of harsh weather conditions, including hurricanes, and man-made disasters; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; technological changes; negative publicity and the impact on our reputation; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; changes in accounting principles, policies, practices or guidelines; limited trading activity of our common stock; the concentration of ownership of our common stock; our ability to retain key members of management; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws; other risks described from time to time in our filings with the Securities and Exchange Commission; and our ability to manage the risks involved in the foregoing. These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control. Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

	For the three month period ended March 31,
	2013	2012
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$17,720	$15,888
Interest expense	991	1,437
Net interest income	16,729	14,451
Provision for loan losses	650	1,300
Net interest income after provision for loan losses	16,079	13,151

Net gains on sales of OREO	441	735
Net gains on sales of securities	122	498
Adjustment to FDIC loss share receivable	(2,820)	(2,075)
Other non-interest income	1,269	1,122
Total non-interest income	(988)	280

Salaries and employee benefits	6,199	5,709
Occupancy and equipment	1,969	1,945
Other non-interest expense	4,308	4,522
Total non-interest expense	12,476	12,176

Income before taxes	2,615	1,255
Income tax expense	995	475
Net income	$1,620	$780

PER SHARE DATA
Basic and diluted earnings per share	$0.05	$0.03

SELECTED OPERATING RATIOS
Return on average assets	0.42%	0.22%
Return on average shareholders’ equity	2.76%	1.44%
Net interest margin	5.09%	4.73%

Average assets	$1,551,341	$1,402,906
Average shareholders’ equity	$237,703	$216,784

SELECT FINANCIAL DATA (unaudited)	March 31, 2013	December 31, 2012
	(Amounts in thousands, except per share data)

BALANCE SHEET DATA
Total assets	$1,561,449	$1,566,779
Gross loans	927,692	913,168
Allowance for loan losses	9,523	9,788
Net loans	918,467	903,600
Cash and cash equivalents	143,962	207,117
Securities available for sale	310,956	260,122
Other real estate owned	19,066	19,529
Goodwill and other intangible assets	61,594	61,766
FDIC loss share receivable	41,189	46,735
Deposits	1,300,277	1,303,022
Non-interest bearing deposits	441,526	426,968
Shareholders’ equity	238,110	236,690

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	15.25%	15.11%
Non-accrual and loans past due greater than 90 days loans/total loans	2.54%	2.56%
Allowance for loan losses/total loans	1.03%	1.07%
Allowance for loan losses/non-accrual loans	40.35%	45.94%
Leverage ratio	11.62%	11.44%
Tier 1 risk based capital	20.36%	21.21%
Total risk based capital	21.48%	22.43%
Book value per share	$6.94	$6.95
Number of shares of outstanding common stock	34,287,056	34,070,270